Exhibit 12.0
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Interest Expense	$64,800		$68,100		$74,100		$74,500		$84,700
Capitalized Interest	—		—		—		—		1,462
Estimated Interest Portion of Rent Expense	10,583		11,666		12,183		14,679		13,369

Fixed Charges	$75,383		$79,766		$86,283		$89,179		$99,531

Income from Continuing Operations Before Income Taxes	$495,000		$428,500		$346,500		$280,200		$316,400
Add: Fixed Charges	75,383		79,766		86,283		89,179		98,069
Less: Equity in Earnings of 50% or Less Owned Companies	(1,328)		(2,903)		(2,534)		(2,969)		(2,922)

Earnings Before Fixed Charges	$569,055		$505,363		$430,249		$366,410		$411,547

Ratio of Earnings to Fixed Charges	7.5	x	6.3	x	5.0	x	4.1	x	4.1	x